FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X     Form 40-F
                              -----            -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                            Yes          No  X
                               -----       -----

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The announcement on the closing of the share purchase transaction regarding 100% of the equity interest in Asia Netcom by China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on August 22, 2006.








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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                            ------------------

                          By  /s/ Mok Kam Wan
                            -----------------






                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    August 22, 2006


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                               [GRAPHIC OMITTED]

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                                  ANNOUNCEMENT
--------------------------------------------------------------------------------
The board of directors of the Company announces that Closing occurred under the Share Purchase Agreement on 22 August, 2006. Pursuant to the Share Purchase Agreement, CNCI, a wholly-owned subsidiary of the Company and parent of Asia Netcom, agreed to sell, and Purchaser (the permitted assignee of the Ashmore and Spinnaker) agreed to purchase, 100% of the equity interest in Asia Netcom. The Purchaser paid the consideration of USD168,840,000 for the equity interest in Asia Netcom.

As each of the percentage ratios under Rule 14.07 of the Listing Rules is less than 5% and that the Purchaser and their ultimate beneficial shareholders are third parties independent of the Company and its connected persons (as defined in the Listing Rules), the transaction contemplated under the Share Purchase Agreement does not constitute a notifiable transaction under Chapter 14 of the Listing Rules nor a connected transaction under Chapter 14A of the Listing Rules.
--------------------------------------------------------------------------------

As previously announced by the board of directors of the Company on 2 June 2006, pursuant to a share purchase agreement dated 2 June 2006 ("Share Purchase Agreement") entered into among the Company, China Netcom Corporation International Limited ("CNCI"), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio ("Ashmore") and Spinnaker Global Opportunity Fund Limited ("Spinnaker"), CNCI, a wholly-owned subsidiary of the Company and parent of Asia Netcom Corporation Limited ("Asia Netcom"), agreed to sell, and Ashmore and Spinnaker agreed to purchase, 100% of the equity interest in Asia Netcom.

Connect Holdings Limited (the "Purchaser"), the permitted assignee of Ashmore and Spinnaker, acquired 100% equity interest in Asia Netcom and paid the consideration of USD168,840,000 for such equity interest in Asia Netcom upon closing ("Closing") under the Share Purchase Agreement on 22 August 2006.

As each of the percentage ratios under Rule 14.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") is less than 5% and that the Purchaser and their ultimate beneficial shareholders are third parties independent of the Company and its connected persons (as defined in the Listing Rules), the transaction contemplated under the Share Purchase Agreement does not constitute a notifiable transaction under Chapter 14 of the Listing Rules or a connected transaction under Chapter 14A of the Listing Rules.

China International Capital Corporation (Hong Kong) Limited acts as the Company's sole financial advisor in the transaction.

                                            By Order of the Board
                              China Netcom Group Corporation (Hong Kong) Limited
                                               Zhang Chunjiang
                                                   Chairman

Hong Kong, 22 August 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.